Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of Fund Operations, an operating unit within Deutsche Asset Management, are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls for compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 30, 2002, and from April 30, 2002 through August 30, 2002.

Based on this evaluation, we assert that the Funds listed below were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002, and from April 30, 2002 through August 30, 2002, with respect to securities reflected in the investment account of the Funds.



Fund Operations, an operating unit within Deutsche Asset Management.


       Deutsche Bank Alex. Brown Cash Reserve Fund, Inc.
                - Prime Series
                - Tax Free Series
                - Treasury Series

       Deutsche Investors Funds, Inc.
                - Growth Opportunity Fund

       Emerging Growth Fund, Inc.
       Flag Investors Communications Fund, Inc.
       Flag Investors Equity Partners Fund, Inc.
       Flag Investors Value Builder Fund, Inc.
       Real Estate Securities Fund, Inc.
       Short Intermediate Income Fund, Inc.


By:      /s/Charles A. Rizzo
         --------------------------------------------
         Charles A. Rizzo
         Treasurer of the Aforementioned Funds

         February 13, 2003

                        Report of Independent Accountants


To the Board of Directors of:

Deutsche Bank Alex. Brown Cash Reserve Fund, Inc.
          -    Prime Series
          -    Treasury Series
          -    Tax Free Series

Deutsche Investors Funds, Inc.
          -    Growth Opportunity Fund

Emerging Growth Fund, Inc.
Flag Investors Communications Fund, Inc.
Flag Investors Equity Partners Fund, Inc.
Flag Investors Value Builder Fund, Inc.
Real Estate Securities Fund, Inc.
Short Intermediate Income Fund, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Deutsche Bank Alex. Brown Cash Reserve Fund, Inc. - Prime Series, Treasury Series and Tax Free Series, Growth Opportunity Fund, Emerging Growth Fund, Inc., Flag Investors Communications Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Value Builder Fund, Inc. Real Estate Securities Fund, Inc., and Short Intermediate Income Fund, Inc., (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 30, 2002, and with respect to agreement of security purchases and sales, for the period from April 30, 2002 through August 30, 2002:

- Count and inspection of all securities located in the vault of Deutsche Bank in New York;

- Confirmation of all securities held by institutions in book entry form - The Federal Reserve Bank of New York and The Depository Trust Company. Reconciliation of the depository's position to custodian's record of the aggregate position for all clients, including the Funds;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records.

- Agreement of a selection of security purchases and a selection of security sales from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/PricewaterhouseCoopers LLP

Baltimore, Maryland
February 13, 2003


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